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                                                                    Exhibit 20.6

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[LOGO]    LETTERHEAD LML Payment Systems                         news release
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                LML REQUESTS SANCTIONS AGAINST GLOBAL'S COUNSEL

VANCOUVER, BC, January 31, 2001 - Further to a news released dated January 16, 2001, LML Payment Systems Inc. (the "Corporation") (NASDAQ:LMLP) reports that it has filed with the United States District Court for the Southern District of Florida a Motion for Sanctions against counsel for Global Transaction Systems, LLC ("Global") pursuant to Rule 11 of the Federal Rules of Civil Procedure. Rule 11 requires that any pleading, motion or other paper filed with a court must be well grounded in fact and warranted by existing law. Any violation of that rule allows the court to impose "appropriate" sanctions, including reasonable attorney's fees. The Corporation has requested sanctions in the form of its attorney's fees and costs incurred in defending the action.

Global's Amended Complaint against the Corporation had been dismissed earlier this month by the Court for lack of subject matter jurisdiction. The law governing the jurisdiction in which Global filed states that initiation of a federal suit that very clearly does not give rise to federal subject matter jurisdiction is sanctionable under Rule 11. The Corporation continues to protect its intellectual property, including property owned by its subsidiaries.

LML Payment Systems is a financial payment processor specializing in providing end-to-end check processing solutions for national, regional and local retail merchants. The Corporation's processing services include traditional check verification and collection along with electronic processing services including Electronic Check Re-presentment (whereby returned paper checks are re-presented for payment electronically) and Electronic Check Conversion (whereby paper checks are converted into electronic transactions right at the point of sale). The Corporation's intellectual property estate, owned by a subsidiary, includes new U.S. Patent No. 6,164,528 regarding Internet checking transactions, in addition to U.S. Patent No. 5,484,988 which describes a "Checkwriting point of sale system," which, through a centralized database and authorization system, is capable of providing and administering various electronic payment services for customers and businesses.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

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CONTACTS:      Patrick H. Gaines
               President and CEO             Investor Relations
               LML Payment Systems Inc.      LML Payment Systems Inc.
               (604) 689-4440                (800) 888-2260